Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. of Subject Company: 001-12054

[The following is a transcript of our earnings call for the second quarter of fiscal 2007.]

URS CORPORATION
Moderator: Martin Koffel
August 9, 2007
11:00 a.m. EST

OPERATOR:  Good morning and welcome to the URS Corporation earnings conference call for the second quarter of fiscal 2007.  To begin, I will turn the call over to Mr. Thomas Hicks, Chief Financial Officer for URS. Mr. Hicks.

TOM HICKS, CHIEF FINANCIAL OFFICER, URS:  Thank you, Operator.  Good morning, everyone and thank you for joining us.  Before we get started, let me remind you that today’s call will contain forward-looking statements including statements about our future revenue and business prospects; our future earnings, cash flows and financial results; our future tax rates, the benefits, timing of and the satisfaction of conditions to our merger with Washington Group International, our future out standing shares, future economic and industry conditions; and all other statements that may be made on this call that are not historic facts.

These statements represent our predictions and expectations as to future events, which we believe are reasonable and are based on reasonable assumptions.  However, numerous risks and uncertainties could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  Information about some of these risks and uncertainties can be found in our earnings release issued yesterday, in our Form 10-K filed for the quarter ended June 29, 2007, in our preliminary joint proxy/statement prospectus, as amended, filed with the SEC on July 19, 2007, as well as in future SEC filings.

We assume no obligation to revise or update any forward-looking statements.  We, and Washington Group, filed a preliminary joint proxy statement/prospectus in connection with the proposed transaction and we intend to file a registration statement on Form S-4.  Investors and security holders are urged to read the registration on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction.  A Webcast of this call also is available on the investor relations portion of our Web site, and will be archived in audio form on the Web site for a limited period.

And with that, I’ll turn the call over to Martin Koffel, our Chairman and Chief Executive Officer.

MARTIN KOFFEL, CHAIRMAN AND CHIEF EXECUTIVE OFFICER:  Good morning and thank you for joining us.  In addition to Mr. Hicks, the team with me here in San Francisco this morning includes Gary Jandegian, President of the URS Divison; Randy Wotring, President of the EG&G Division; Martin Tanzer, Executive Vice President of Marketing; Reed Brimhall, Corporate Controller and Chief Accounting Officer; and Sam Ramraj, Vice President of Investor Relations.

As usual, Tom and I will make some prepared remarks about the quarter, and our outlook for the remainder of the year.  We will also provide you with a brief update of our pending acquisition of the Washington Group, and then we’ll open the call for your questions.

As you will have seen from our press release, URS delivered strong financial results during the second quarter.  This included record revenues, net income, and earnings per share, as well as positive operating cash flow, and the highest book of business in the Company’s history.  Our results were driven primarily by a 40 percent revenue growth in our domestic private sector business, reflecting continued robust demand for our services to clients in the power and oil and gas markets; and, a 28 percent revenue growth in our state and local government sector. That’s the highest organic growth rate in our history.  This reflects our strong relationship with state and municipal agencies across the country, the continued health of state and local budgets, and a record level of bond issuances to fund transportation, school construction and other public infrastructure projects.

Now, before discussing our market sectors in detail, I shall briefly review our financial results for the quarter.  Revenues were $1.25 billion, which is a record for our Company and a 17 percent increase from the second quarter of 2006.  Net income was $36.8 million, up 13 percent from the second quarter of last year.  And, earnings per share for the quarter were 70 cents, an 11 percent increase from last year.  We paid down $36 million in debt, which reduced our debt to total capitalization to eight percent.  That’s down from 10 percent at the end of 2006.  Finally, we closed the quarter with a record $13.9 billion book of business, which is up $1.5 billion or 12 percent from the end of 2006.  And, backlog increased 24 percent to a record $5.7 billion, and that’s from $4.6 billion at the end of last year.  In summary, URS performed extremely well during the quarter, and we see favorable trends across our markets which in combination with our record book of business, should support continued growth over the remainder of this year.

I shall now discuss the individual market sectors starting with the domestic private sector business.  Domestic private sector revenues in the quarter were $334 million, 40 percent higher than the second quarter of last year.  For the first half of 2007, domestic private sector revenues were $638 million, a 43 percent increase compared with the $447 million recorded in the first half of last year.  We are very pleased with these results, which reflect the continued strength of the power and oil and gas markets, and our success in positioning the business in this market.

In the power sector, revenues from our emissions control business increased significantly.  This work involves retrofitting coal-fired power plants with gas desulphurization, or FGD scrubbers to reduce sulfur dioxide emissions.  URS is currently working on several large FGD projects in – for the Southern Company and the Tennessee Valley Authority, among other utilities.  Additionally we saw increased revenue from several projects to upgrade facilities for Duke Energy, Seminole Electric and Westar.  We also won new assignments with several other utilities.

In the oil and gas sector, our master service agreements, or MSA’s, were a significant contributor to the revenue growth in this quarter.  We have been successful in diversifying beyond our traditional environmental services in the oil and gas sector.  Now, you’ll recall that our strategy was to expand our engineering design capabilities for refinery upgrades, air pollution control and water/wastewater projects.  The successful implementation of this strategy was evident this quarter, as we assisted two large energy companies on facility upgrade projects in Louisiana and in Houston.

Looking ahead, favorable economic conditions and the stringent regulatory environment should support continued strength in our private sector business.  We expect the power market to remain a key source of growth over the remainder of the year.  Power companies are building capacity to meet increasing demand, and environmental control systems are being upgraded to meet regulatory requirements.  As a result, we continue to see significant demand for our FGD work as well as for our other engineering services.

Now longer term, we believe the Administration’s proposal to mandate a 70 percent reduction in mercury emissions over the next 15 years represents a significant opportunity.  In addition, nearly 20 states have recently established mercury regulations that are more stringent than the federal government’s Clean Air Mercury Rule.  As these regulations are clarified and the technologies are further developed, we expect further growth in our emissions control business.  We also expect the oil and gas sector to underpin our growth for the remainder of the year, as profits from the sustained high level of energy prices are used to finance capital projects.  And finally, we see favorable trends in the chemical and pharmaceutical sector, including an increased focus by our clients on procuring services through MSA agreements.

So, given the favorable outlook and the strong performance of the first half of 2007, we now expect that our domestic private sector revenues for the year will be between 25 and 30 percent higher than in 2006.  And this compares with our prior estimate of 10 to 15 percent.

Turning now to the state and local government sector, for the second quarter of 2007, revenues were $278 million, a 28 percent increase over the comparable period in 2006.  For the first half of 2007, state and local government revenues were $532 million, compared with $429 million in the first half of 2006, an increase of 24 percent.  These results were driven by the positive trends that we have discussed on prior calls, including the renewed focus on infrastructure investment and favorable funding conditions.  Bond sales were at record levels for the second consecutive quarter.

There was great strength in most state and local budgets, and their capital improvement programs.  Federal support for infrastructure projects continued, primarily through SAFETEA-LU, the federal highway funding bill.  URS’s network of offices, which includes a local presence in nearly every state, is a key competitive advantage for the company.  Along with our technical expertise, it has enabled us to win state and municipal projects nationwide, and this includes highway, transit, and water/waste water projects, as well as schools and other public facility projects, such as courthouses and airports.  We had several significant contract wins in the quarter, including a four-year $15 million contract at Mineta San Jose International Airport, a $30 million contract at the Los Angeles Community College, and a $100 million contract for the New York City School Construction Authority.

And looking ahead, the tragedy in Minneapolis last week has focused the nation’s attention on the critical need for investment in our country’s infrastructure.  Last year marked the 50th anniversary of the Interstate Highway System, and the passage of time has taken its toll on this critical part of our infrastructure.  Although, the Interstate System accounts for only one percent of public road miles, it carries 41 percent of the country’s large truck traffic.  A study by the American Society of Civil Engineers has identified nearly one-quarter of the nation’s 600,000 bridges as structurally deficient or obsolete.  This designation does not necessarily mean that a bridge is unsafe, but it does mean that these bridges do not meet certain current standards.  It’s estimated that repairing deficient bridges could cost over $188 billion over the next 20 years.

Earlier this year, the Urban Land Institute identified a number of alarming statistics on the poor state of our infrastructure, including a finding that 97 percent of roads, bridges, and tunnels will require significant improvements in the coming years.  It’s estimated that the U.S. will need to spend $1.6 trillion by 2010 to prevent further deterioration of our roads, bridges, airports, water systems and damns.  In fact, more than 3,500 dams in the U.S. are considered unsafe.  The positive news is that the funding picture is much better than it was several years ago and it is expected to improve.  Overall, general fund spending by the states, which is a good indicator of the health of state budgets, grew by 8.6 percent in fiscal 2007, and grew nine percent for the 12 states most important to our business.  This includes 11.5 percent growth in California and 9.9 percent growth in New York State.

In addition, the high level of bond activity should support continued growth in infrastructure investment.  Total U.S. bond sales for the first half of 2007 were $219 billion. This is an increase of 24 percent from the first half of 2006.  During the first half of this year, states issued $60 billion in bonds for education projects, $27 billion for healthcare, and $20 billion for transportation projects.

With regard to federal funding sources, Congress has approved $49.9 billion in funding for new highway and transit projects under SAFETEA-LU for fiscal 2008, which begins on October the first.  This is an increase of approximately $2 billion from fiscal 2007.

SAFETEA-LU is financed through a federal gas tax, which has remained at 18.4 cents a gallon since 1993.  At the same time, the need for infrastructure spending has increased significantly and construction costs have risen 50 percent since 1999, straining the program’s resources.  In addition, the Federal Highway Trust Fund is projected to have a deficit of nearly $4 billion in 2009.

With public concern about infrastructure at an all time high, we expect that Congress will focus on the need for increased highway funding this year.  In fact, within a day of the Minneapolis bridge collapse, the Senate moved to create a national commission to look into what must be done to improve roads, bridges, drinking water systems, and other public works.  Congress is already working on legislation to reauthorize Vision 100, the federal program that supports airport improvement projects. Vision 100 will expire at the end of September, and we’re monitoring developments in Washington closely.  Recently, the House Transportation and Infrastructure Committee approved a new bill that would provide approximately $16 billion in funding for airport projects over the next four years, including $3.8 billion in fiscal 2008.  This would be an increase from the $3.5 billion approved under Vision 100 in fiscal 2007.

Our outlook for the state and local government sector in the second half of 2007 remains positive.  Now, given the strong demand for infrastructure improvement; the increasing availability of funding; our presence in every state; and our significant book of business; we now expect that 2007 revenues will grow between 15 and 20 percent from 2006 levels, compared to our prior estimate of between seven and 12 percent.

As we noted in May, we are closely monitoring trends that could affect our business in the future.  This includes rising raw material costs, staffing shortages at state and municipal agencies caused by the increased number of projects, and the downturn in the housing market.  At this point, we do not believe that our business has been affected by these factors.

Turning now to our international business, revenues for the quarter were $125 million, an increase of 28 percent over the same period last year.  Excluding the effect of currency translations, international revenue grew by approximately 20 percent.  For the first half of 2007, international revenues were $240 million, an increase of 25 percent from the first half of last year.  Excluding the effect of currency translations, revenues grew by approximately 18 percent, from the first half of 2006.

Our strong performance this quarter reflects the continuation of favorable market trends in both Europe and Asia.  In Europe, for example, stringent environment regulations from the European Union and its member states continue to generate increased demand for services under our MSAs with multi-national clients, and that’s particularly in the oil and gas sector.  We recently won a three-year renewal of an MSA to provide environmental services in Europe for a large multi-national chemical company; and a new MSA with a global oil company to provide environmental services for European facilities.  In addition, we won two new projects for the United Kingdom Highways Agency and completed the design of a fire training facility for Qatar Petroleum in the Middle East.

In the Asia Pacific region, our business has benefited from continued economic growth, particularly in Australia, New Zealand and in China.  Our revenues increased from projects in the energy, transportation and water and waste water sectors.  During the quarter, we won a contract to provide engineering design services for the Hinze Dam in Brisbane, Australia.  In New Zealand, we won a geotechnical contract with Water Care, the country’s largest water/ wastewater entity.  And finally, in China, where we now have a team of 115 professionals, we won contracts for project management services for two new IKEA stores.

Overall, we’re encouraged by the revenue growth of our International business so far this year, and we’re confident about its prospects for continued strong performance.  For 2007, we expect revenues to grow approximately 20 percent, as compared to 2006, excluding currency translations.

Turning to the federal sector, for the second quarter of 2007, federal revenues were $510 million, which was down 1% percent from the same period last year but up 10 percent from the first quarter of 2007.  Our federal sector revenues are generated by both our EG&G and URS divisions.  Turning first to the EG&G Division, EG&G recorded revenues of $378 million in the second quarter, a decrease of two percent from the second quarter of last year, but in line with our expectations. EG&G’s revenues were up 10 percent sequentially from the first quarter.  As you know EG&G’s business over the past several years has benefited from the high level of demand for outsourced operations and maintenance, or O&M work related to the U.S. military operations in the Middle East.  You will recall that the U.S. Army’s demand for O&M work slowed last year, due to the uncertainty surrounding the 2007 DOD appropriations bill. This forced EG&G to reduce staffing levels for a time.  But, once the appropriations bill was passed, the Army’s demand for O&M services returned to previous levels.

Over the past several months, we have been focusing on mobilizing additional personnel to meet this demand, and our success is reflected in the 10 percent growth in EG&G’s revenues from the first quarter of this year to the second.  In fact, EG&G’s staffing has now reached the highest level since we acquired the business in 2002.  As a result, we expect year-over-year revenue growth for the EG&G Division, beginning in the third quarter.  And, we won several significant assignments, recently, including a $20 million project to provide program management services for the Marine Corps’ new Mine Resistant Ambush Protected System known as M-RAPs.  Under this acquisition program, light trucks will be retrofitted with v-shaped hulls, and raised chassis designed to deflect bomb blasts, as well as side armor and bullet-proof glass.

We also were awarded a new contract to provide reset services, that’s the military term for returning used equipment back to normal operating levels, for military vehicles in Kuwait.  Currently, most of the reset work performed on military vehicles is conducted at bases in the United States.  The DOD is seeking to move this work closer to the theater of operations as part of its military transformation program.  This contract, which is one of the first of its kind, positions URS at the forefront of this trend.

The remainder of EG&G’s business includes systems engineering and technical assistance work, along with homeland security and logistics management.  And, during the quarter, demand for these services remained strong.  For example, we began work on a new contract valued at up to $75 million to provide logistics support services for Internal Revenue Service facilities across the country.

Turning now to the URS Division’s federal results. Revenues for the URS Division were $132 million for the second quarter, a one percent increase from the comparable period in 2006.  This comparison, however, does not reflect the real strength of this part of the business.  As we mentioned on our first quarter call, URS has a number of contingency contracts with FEMA and other federal agencies to provide support services during emergencies and natural disasters.  Our revenue from these contracts can spike during periods of heavy demand, such as the Katrina Hurricane recovery and humanitarian efforts, which peaked in the first half of 2006.

However, in the second quarter of 2007, revenues from disaster related work were significantly reduced due to fewer incidents and less damage from hurricanes and other disasters that did occur.  Excluding the spike in FEMA-related revenue in 2006, the URS Division’s federal sector revenues grew approximately 15 percent in the first half of 2007.  This growth reflects the success of our strategy to offer a wide range of services to multiple federal agencies. And by combining the resources of our URS and EG&G Divisions, we’ve continued to win several bundled contracts that support long-term DOD initiatives, such as BRAC and the Global War on Terror, which positions us well for future growth.

For example, during the quarter, we won approximately $50 million in new work under an indefinite delivery contract with the Air Force Center for Environmental Excellence, to support projects related to the Global War on Terror.  And, we’re pursuing several opportunities under the Navy’s Global Contingency Construction Program, an indefinite delivery contract that we won last year.  And this $1 billion program supports engineering and construction projects on U.S. Naval bases around the world.

We also were awarded an indefinite delivery contract with the Army Corps of Engineers to provide design services for military transformation and BRAC-related projects in the Mid-Atlantic region.  The contract is valued at up to $50 million over the next five years.

Turning now to our outlook for the federal sector, we continue to see favorable long-term trends, including sustained demand for O&M work, opportunities to provide systems engineering; technical assistance; homeland security and logistics management services for federal agencies; and the implementation of long term DOD initiatives, such as BRAC and military transformation.

In late May, Congress and the Administration agreed on a $95.5 billion supplemental appropriations bill to fund military operations in Iraq and Afghanistan through fiscal 2007, which ends on September 30.  This bill includes $50 billion in funding for operations and maintenance activities.  In addition, it appears that defense spending will remain strong for fiscal 2008.  In February, the Administration submitted a $481 billion base line budget, base line DOD budget for fiscal 2008.  This represents an 11 percent increase from 2007, excluding the supplemental bill.  It also submitted a separate bill for an additional $141.7 billion, to fund the Global War on Terror.

The outlook for the federal facilities and infrastructure work remains encouraging.  The supplemental appropriations bill that was approved in May included $3.1 billion in funding for BRAC.  For fiscal 2008, the administration’s DOD budget request includes $8.2 billion in BRAC funding.  The budget picture for Homeland Security also remains favorable.  For fiscal 2008, the House Appropriations Committee is recommending a seven percent increase in the DHS budget.  The proposal calls for $4.5 billion in First Responder and Port Security Grant Programs, including $400 million to protect critical port facilities in infrastructure.  These items are key funding sources for the types of projects URS is positioned to obtain.

In summary, we’re encouraged by the fundamentals and long-term outlook for our federal business.  However, based primarily on the temporary lag in O&M revenues that we experienced in the first half of the year, we’re adjusting our growth expectations for this year.  We now expect that our federal revenues will grow up to five percent over 2006, compared to our prior expectations of between five and 10 percent.

Now, before discussing our outlook for the year, I’d like to take a moment to update you on the progress of our acquisition of Washington Group International.  Now, obviously, we remain very excited about the transaction, which would combine two world-class engineering and construction companies and expand both of our capabilities in significant high growth markets.  By joining together, we believe both companies will be better positioned to capitalize on positive trends in the power, infrastructure, and environmental management markets.  As a single- source provider of planning, engineering, construction and operations and maintenance services, the combined company will offer clients the resources of more than 54,000 employees worldwide.

In early July, we received antitrust clearance under the Hart-Scott-Rodino Act.  Our preliminary proxy statement was filed in mid-July and currently is being reviewed by the SEC.  Our financing for the transaction has been fully committed by Wells Fargo Bank and Morgan Stanley, subject to customary conditions.  We believe this is a compelling transaction that offers significant benefits to stockholders of both companies, as well as to the clients of both companies.  And we look forward to consummating the acquisition in the early part of the fourth quarter.

Turning now to our guidance for the year.  As I noted earlier, we expect that our private sector revenues will grow between 25 and 30 percent.  State and local government revenues will grow between 15 and 20 percent.  International revenues will grow by approximately 20 percent, and our federal sector revenues will grow up to five percent over fiscal 2006.  Based on these assumptions, we now expect that consolidated revenues for 2007 will be approximately $4.8 billion, compared to our prior estimate of $4.65 billion.  Net income will be approximately $132 million, compared to our prior estimate of $128 million.  And earnings per share will be $2.45 to $2.50, an increase from our prior estimate of between $2.40 and $2.45.  For the purpose of this calculation, we are expecting that our effective income tax rate for the year will be approximately 42 percent.  In addition, we expect the number of weighted-average shares outstanding used to calculate our fully diluted EPS for 2007 will be approximately $53.2 million shares.  These figures do not, of course, include the impact of our pending acquisition of Washington Group International.

And before turning the call over to Tom Hicks, I should like to comment on our staffing levels.  In periods of strong growth, professional recruitment is a challenge for our entire industry as we have discussed previously.  As you know, our growth is partly dependent on our ability to attract and retain professional talent and this will continue to be a top priority for the management team.  But I am pleased to report that URS ended the second quarter with 30,400 employees, a net increase of approximately 900 people from the first quarter.  This is the highest employment level in the Company’s history and helps position us for the second half of the year.  With that I’ll turn the call over to Tom Hicks.

TOM HICKS:  Thank you, Martin.  To summarize our second quarter results, revenues were $1.25 billion, that’s up 17 percent from the second quarter of 2006.  Net income was $36.8 million, that’s up 13 percent from the second quarter of last year.  And earnings per share was 70 cents, an increase of 11 percent over the second quarter of 2006.  Our interest expense for the second quarter was $4.1 million, compared to $5.9 million for the second quarter of 2006.  Our tax rate for the quarter was 41.5 percent, and fully diluted average shares outstanding for the quarter were 52.8 million, a slight increase from the 51.5 in the second quarter of last year.

As you know, we report separate financial information for our two business segments, the URS Division, and the EG&G Division.  For the second quarter, the URS Division reported revenues of $873 million, compared to revenues of $690 million for the second quarter of 2006, a growth rate of 27 percent.  Operating income for the URS Division was $60.9 million, a 21 percent increase from the $50.5 million recorded in the corresponding quarter of 2006.

The EG&G Division reported revenues of $378 million for the second quarter, compared to $385 million last year.  Operating income was $21.9 million compared with $22.8 million in the second quarter of 2006.

Our operating margins were down slightly this quarter due to a high level of pass-through revenues.  Our year-to-date operating margins are essentially equal to the first half of 2006 and up slightly from our full year 2006 results.  We continue to see strengthening margins on our labor based revenues.

Now turning to cash flow, we generated $24.7 million in operating cash flow during the first six months of 2007.  Our record of producing strong and consistent cash flows is an important factor in today’s volatile credit markets.  Our Days Sales Outstanding, or DSOs, were 80 days for the quarter, compared with 86 days for the second quarter of 2006.  And finally, capex, excluding equipment purchased through capital leases and equipment notes, was $8.4 million for the quarter, versus 4.6 million for the same period in 2006.

And now turning to our book of business, as you know, we track four separate categories: backlog, which consists of signed contracts and task orders; designations, which are unique to the URS Division, consists of projects for which we have been selected, but we have not yet finalized our contract with the client;  option years, which represent the value of option years on signed, multi-year contracts; and finally indefinite delivery contracts or IDCs.  These are long-term contracts under which individual task orders must be issued before we can begin work.  Now, we ended the second quarter with a record book of business of $13.9 billion.  And that’s up from $12.4 billion at the end of last year, an increase of 12 percent.  Backlog was a record $5.7 billion, versus $4.6 billion at December 29, 2006, an increase of 24 percent, primarily due to a large DOD contract signed by the EG&G Division during the quarter. Designations were $2 billion compared with $1.6 billion, an increase of 23 percent, and this reflects the strong growth that we’re continuing to see in our infrastructure and FGD markets.  The value of option years was $1.1 billion, a 13 percent increase from December 29, 2006.  IDC’s were $5 billion, compared to $5.2 billion at December 29, 2006.

And with that, I’ll turn the call back to Martin.

MARTIN KOFFEL:  Thanks, Tom.  As you can imagine, we’re pleased with the performance of the business during the first half of the year, and we’re confident in the outlook for the remainder of 2007.  The portfolio of businesses that we have is working very well.  It’s providing consistent and reliable growth in revenue, earnings and cash flow.  We have, as I reported, a record book of business, and we continue to see positive trends in our key market sectors.  And above all, we’re very excited about the potential in bringing URS together with the Washington Group.

And with that, I’ll turn the call back to the Operator, and we’ll open up for your questions.  Sierra (ph).

OPERATOR:  At this time, if you do have a question, press star, then the number one on your telephone keypad.  Your first question is coming from Andrew Obin from Merrill Lynch.

ANDREW OBIN, MERRILL LYNCH:  Yes, good morning.  Just a question on highway construction.  One of the companies recently stated that they were seeing some delays on a federal level and at the same time looking at the backlog, looking at your competitor’s backlog and statements,  I’m just a little bit puzzled as to where the statement might have come from and what it is you’re seeing on the federal side, in terms of highway funding right now?

MARTIN KOFFEL:  Andrew, we’re not seeing – I mean we’re at the receiving end of the contracts, not the portion where the federal funds are matched, but based on the backlog and the orders we’re getting against that work, we’re not seeing any signs of that.  I’m not quite sure of the background of that statement.

ANDREW OBIN:  And just regarding your merger with – proposed merger with Washington Group, I was just wondering where you are in your discussion with Washington Group shareholders, if there are any specific concerns that they raise and is there any specific statements that you sort of make to address those concerns?

TOM HICKS:  Hi, Andrew. It’s Tom Hicks. How are you?

ANDREW OBIN:  Hey Tom, how are you?

TOM HICKS:  Great.  We’ve met with selected shareholders, certainly our own, and also some of the stockholders of Washington Group and have spent some time with them and we, as you know, we have one shareholder who has issued a statement that they are opposed to the transaction.  But in general, we’ve not encountered broad resistance to the transaction.  People see the advantage of combining the two companies and the opportunity to expand the growth rates for both companies, and so from our perspective, we continue to be optimistic and we’re moving ahead with the transaction.

MARTIN KOFFEL:  Frankly, you know, everyone has complimented us on the strategy and thinks it makes sense for the business and for our customers.  You know, it’s compelling. We believe both stockholders and the press have been generally in favor of it, so we’re pretty encouraged.

ANDREW OBIN:  And just a follow up on the cost of financing. Given what’s happening in the market right now, does that change any assumptions’.  I mean what should I do to my model, I guess?

TOM HICKS:  We, as you might expect, as we did our modeling for the transaction, we put a wide range of expected financing costs in the model, to make sure we were covered under a wide range of conditions.  We still feel we’re comfortably within that range.  Of course, just want to point out to you the obvious, which is we’re eight to 12 weeks away from actually closing the transaction.  And the markets, as you’ve seen lately, can move on a dime and change pretty dramatically.

But I don’t – at this point, I wouldn’t see any significant or material change in any modeling you might be doing, Andrew.  But, if we see something that looks dramatically differently, obviously, we’ll communicate that as we get further into the transaction.

ANDREW OBIN:  Thank you very much.

OPERATOR:  Thank you.  Your next question is coming from Chase Becker from Credit Suisse.

CHASE BECKER, CREDIT SUISSE:  Hi, good morning.  It’s Chase Becker for Jamie Cook.  Just my two questions are in regards to power. Looking ahead, I mean obviously it’s somewhat early because you haven’t closed the transaction.  But if you were going to breakout separately, I believe last quarter, you were mentioning that there was roughly 8,000 megawatts of scrubber work in your pipeline.  I’m wondering if you had a similar number or if you would be willing to share that, or any color you can give would be great.

And then, my next question is, in regards to new generation coal, I mean obviously there have been a lot of conflicting data points that lead you to believe that coal is going to happen or it’s not going to happen. What are your thoughts going forward?  And, you know, what do you think that we need in terms of new generation here in the U.S.?  Thank you.

MARTIN KOFFEL:  Chase, as you know, we’d like you to hear from our whole team and we’ve got Gary Jandegian here, President of the URS Division, and he will answer your questions.

GARY JANDEGIAN, PRESIDENT URS DIVISION, URS:  Hello, Chase.

CHASE BECKER:  Hi.

GARY JANDEGIAN:  To answer your first question, we did report about 8,500 megawatts in our last quarter call.  Our book of business is now about 10,000 megawatts.  And just to put the revenue contribution in perspective from that part of our power business, we’ve earned about the equivalent in the first half of this year to what we earned in the entire 2006 year from FGD business.

CHASE BECKER:  That’s pretty impressive.

GARY JANDEGIAN:  Yes.  So, we continue to see strength in that business, new orders, and new opportunities.  And it’s just been a great result for our contribution to the second quarter.

Now, as you know, the retrofits of these coal fired power plants need to be completed by the year 2020, and we don’t anticipate much of a slow down, but materials escalation are causing some of the parts of those scrubbers to be in short supply, things like sand mills that grind the limestone and pumps to re-circulate the slurry.  And that may stretch out some of these projects a bit as well as the entire options that these utilities have in their portfolios.

As far as your second question about new coal technology, coal to liquids could become a major opportunity depending on how Congress addresses the issue in the next few years.  We’re currently working on several permitting projects for integrated gasification combined cycle plants in the IGCC area.  We’re a strategic player by working – we could be a strategy player by working as an owner’s engineer.  And our strategy is to become a go-to firm for front end IGCC work.

We’re currently working in the ethanol market with Archer Daniels Midland plants, and also, we have a number of engineering support contracts with the Department of Energy and the DOD for coal to liquids; both DOE initiatives and military air force initiatives.  So, with the global sustainability market heating up, I think that’s a good future market for us.  And one other market that’s going to be strong for us is the mercury control market, which again, we’re waiting on federal legislation for that.  We’re involved in a technology that we’re working on.  We’re also working on a proprietary technology with TVA to demonstrate mercury control.

CHASE BECKER:  That’s great color, thank you very much.

GARY JANDEGIAN:  You’re welcome.

MARTIN KOFFEL:  Andrew, I think a nuance of your question was – Chase, excuse me, was, you know, what expansion of that market do we gain through the combination with Washington Group.  It’s a little early for us to public- comment publicly on that.  But Gary was generally describing, you know, what we call front-end work.  Obviously with the Washington Group, there are two directions to the expansion.  We move towards construction management and construction, you know, which is one of the drivers for the acquisition.

And then, of course, we’re talking here about fossil fuel, and then with the Washington Group comes the opportunity for nuclear power.  So you see some very strong strategic initiatives for us in that direction.

CHASE BECKER:  Great, thank you very much.

OPERATOR:  Thank you.  Your next question is coming from Richard Paget from Morgan Joseph.

RICHARD PAGET, MORGAN JOSEPH:  Good morning.

MARTIN KOFFEL:  Good morning.

TOM HICKS:  Good morning, Richard.

RICHARD PAGET:  You know, given your, I guess, accelerating growth in backlog and everyone knows E&C is going through a pretty strong cycle, it would definitely suggest you guys are able to get some pricing here, you know, on the multipliers or on the contracts.  Where have you guys been seeing the most pricing power in what markets, whether it’s private or public or specific industries?

TOM HICKS:  Well we, as we reported to you on prior calls, Richard, and to others, we saw a beginning of a firming up of our labor multipliers. Our ability to generate profit on our labor-based revenue, begin to firm up about 18 months or two years ago.  And that trend has continued, although it’s very modest.  We were saying, if you go back three or four years ago, there were declines in our ability to hold margins.  And that trend continued in this quarter, in the sense that we’ve seen pricing firm up, and we’ve been able to expand our multiplier, and therefore, our profit rate on labor based sales pretty much throughout our sectors that we operate in.

The – so the answer is – to answer your question specifically, across the board, we’ve been able to see some slight margin improvement.

RICHARD PAGET:  OK.  So I mean you haven’t seen it accelerate at all?  I mean it seems like the labor issue is more and more of, I guess a challenge for all of the companies.  I mean from what you’ve been saying it’s been kind of steadily inching up.  You don't see that, all of a sudden hitting a critical point where it’s really going to flow through?

MARTIN KOFFEL:  Well the other thing to remember is, you know, you don't have the opportunity for daily discussions of pricing, and a lot of our work, particularly in the private sector is under MSA contracts.  As the MSAs have come up for renewal or extension, the opportunities open up for us to discuss or require price increases.  So the structural aspect of the contract delays a little bit too.

TOM HICKS:  There’s also another factor, which is our business model, which, you know, we operate thousands of individual contracts.  And as those contracts expire and we win new work, we’re able to pursue slight margin increases.  And so you see a gradual move in our businesses, as opposed to some of the other players in the market, their business comes in very large chunks, you know, significant contracts are signed.  So they might see abrupt changes where as we see gradual more longer term trends.

MARTIN KOFFEL:  And you’ll see, you know, not to get ahead of ourselves, but, you know, post acquisition you’d see perhaps a blend of those two models.

RICHARD PAGET:  OK.  But definitely the backlog you are booking today has a better margin profile than what’s flowing through the income statement.

MARTIN KOFFEL:  Yes, it does.

TOM HICKS:  Yes, absolutely.

RICHARD PAGET:  OK.  I’ll get back in queue.

TOM HICKS:  Thank you.

OPERATOR:  Thank you.  Your next question is coming from Alex Rygiel from Friedman Billings.

ALEX RYGIEL, FRIEDMAN BILLINGS:  Thank you, good morning, gentlemen.

MARTIN KOFFEL:  Good morning, Alex.

TOM HICKS:  Hi, Alex.

ALEX RYGIEL:  A few questions, first for your margin, you’ve always had very helpful thoughts about the macro trends affecting many of your customers in the end markets, could you comment for a few minutes on the credit markets, and how Wall Street is interpreting the credit markets today and the housing market, and how you think the tightening credit market could affect some of your customers at some point in the future?

MARTIN KOFFEL:  Yes.  Well let me sort of back into it.  You know, we have always steered away from what I would call the developer real estate market.  You know, we don’t do anything really with high rise buildings or housing developments and, you know, commercial type developments and structures.

So we don’t have the exposure there that a firm that is active in that business would have.  I suppose the interest rates and the macro factors will have some effect on the issuance of bonds, but the majority of the bonds that were approved in November of last year, and March of last year, and the November before that, have been issued or been committed.  So we’re not seeing a lot of price of interest – interest rate sensitivity to the bond funding that comes through.  I suppose we’d be concerned about the macro effect on tax receipts by the states.  You know, many states now, particularly the more popular states, where we do most of the infrastructure business have a sales tax which is obviously sensitive to interest rates through consumer purchases and income tax.  So we’d be most closely watching state tax receipts, you know, as an indicator potential for falling revenue.  I mean that wouldn’t occur for at few years or perhaps a year-and-a-half, but that would be something we’d watch.

And then we’d watch the financing sources of our major corporations.  You know, we’re heavy into the oil, gas, energy sector and those companies have very strong balance sheets at this point coming off the profits from the high commodity prices.  But, as we sort of broaden out to manufacturing and the like, we’d be watchful of interest rates.

The – at this point, the state expenditures are very strong.  We’re seeing – I mean general fund spending is up 8.6 percent for the – for all states nine percent for the 12 states that drive our business.  I mean Arizona is up 17.6 percent.  California is up 11.5 percent.  Virginia is up 18 percent.  New York is up 9.9 percent, it normally lags. So we’re still seeing plenty of strength in the government sectors.  Our corporate clients, because of the particular nature of them being based on commodity prices and being based on energy and oil, have phenomenal cash flow.

ALEX RYGIEL:  That’s very helpful.  One other last question, Wall Street always cares a lot about operating margins and loves to see margins expand it clearly sounds like a portion of your business on the engineering side is definitely witnessing some nice pricing power and therefore margin expansion.  However, given the shift in your backlog, that is including a greater level of pass-through revenue without an associated margin,  I suspect that your margins will continue to appear flattish at best.  Could you comment on that and how we should think about that trend over the next year or two?

TOM HICKS:  Yes, the – you pointed out the key elements there.  We’ve seen an increase in the so called pass through revenues, which carry a very low margin as compared to our labor based revenues which carry our normal margins, if you will, and as we commented earlier, the margins have grown a bit there.  And what’s happened is as we’ve expanded the range of services we’re providing across the board, and its, as you know, from previous calls it’s one of the reasons we’re very interested and excited about the Washington Group transaction.

Our clients are asking for a broader range of services from us.  We’re following our clients there, which means that in some of the markets that we are participating in, we’re providing services that require us to deliver materials and sub-contracts through our model. So on the one hand, we’re seeing an expansion of our service delivery and therefore the impact of lower margins on some of that pass-through work.  On the other hand, we’re seeing a growth in our labor based multipliers, which as you point, which is true, have kind of offset each other on a year-to-date basis this year.

We think that that will be a continuing factor for us going forward.  So I think your appraisal of do we see that trend continuing, I think the answer is yes, at this point.

MARTIN KOFFEL:  I’d like to make just two final comments on the macro picture, which may be of interest to everyone on the call.  You know, in the last two years, we’ve been reporting to you with respect to the private sector, that our clients, including very large corporations had lost their pricing power, you know, the downturn in the economy had everyone on the defensive.  And as our large corporate clients lost their pricing power, of course, they talked to – they turned to their vendors and put pricing pressure back on us.

Most of our clients are in the process of regaining pricing power or have regained it.  And I think that’s the opportunity, in fact, that creates the atmosphere for us to seek improved pricing for ourselves.  The labor shortage which is experienced, of course, by both our clients and us is a stimulus, but the real issue is, is that the pricing pressures is off the clients.

The other comment I’d make with respect to interest rates is it’s rather a complex model to work through but we’re starting to watch the new initiatives coming from private financing of public infrastructure because with the exception of some sources of U.S. private financing which drive their capital in offshore markets, but with respect to those companies that drive it onshore, we think there may be some sensitivity to interest rates.  And it’s going to be interesting that with the public appetite and the political pressure that’s going to come for improved infrastructure spending, there would be a natural opportunity for more public-private financing.  But if interest rates rise or the credit markets are difficult that may constrain that.  So you could see a trend towards a greater ratio of public financing of that expansion in the short term.

ALEX RYGIEL:  Very helpful, thank you very much.

TOM HICKS:  Thank you.

OPERATOR:  Thank you. Your next question is coming from Scott Levine from JP Morgan.

SCOTT LEVINE, JP MORGAN:  Good morning.

TOM HICKS:  Hey, Scott.

SCOTT LEVINE: Question regarding the federal segment, in your Q you expressed confidence in the federal growth outlook through fiscal ’08 given the budgets that have been passed.  Now on passed calls you mentioned a two year tail associated with the work tied to the Middle East.  You know, what do you say about the growth outlook for the federal business, beyond fiscal ’08?  Is it going to be a function of, you know, the change in administration here?  How should we be thinking about that longer term?

MARTIN KOFFEL:  Well a lot of the answer, of course, is tied up in politics.  But I mean you have to look at the practical reality of cutting back on DOD spending at a time of war, and a time of extensive engagement internationally and with the geopolitical position with China and Russia and India.  And so it seems unrealistic to think that a political change would reduce DOD spending.

And then the other issue is BRAC, which we see by 2011, you know, probably strengthening.  And a political change – a change in political leadership, if anything, would probably strengthen BRAC.  I think it’s hard to go beyond that at this point.

SCOTT LEVINE:  OK.  Turning to the scrubber business, and environmental or, you know, emissions control more broadly speaking.  We’ve seen tremendous growth in the Advatech revenues through the top line.  What do you say on the booking side as the leading indicator of that business?  Are the growth rates still holding up there as well?

GARY JANDEGIAN:  This is Gary Jandegian.

SCOTT LEVINE:  Hi, Gary.

GARY JANDEGIAN:  Hi, Scott.  Yes, I think we’re holding up pretty well, from what we can see.  You know, utilities have a lot of options to choose from and with sustainability issues and greenhouse gas concerns, there’s choices to be made.  But the coal industry is – has these plants.  They are paid for.  And they want to keep them running.  In order to keep them running they’ve got to scrub and clean up the emissions, and there’s a lot of regulatory drivers upon us, and some that are pending that will help continue to drive the market.  But we see the margins holding up and we see the business holding up, the bookings holding up.  And at least in the near term, as long as we could see out, maybe the next two or three years, things looked strong.

Beyond that, you know, we’ve got the renewable portfolio standards in 24 states now and the district of Columbia, up to 20 percent of private utilities generation, power generation has to come from renewables by the year 2020 in most of these states, and there’s federal legislation as well that’s going to propel that forward.

As those regulations come into play, you’re going to see more of a mix of the types of power generation as well as nuclear coming into play over the next 10 years or so in the U.S.  So again, utilities have choices.  They can cap and trade.  They can go to lower sulfur fuels for coal burning.  But they’ve got to scrub if they want to keep these coal fired power plants in use.  And so far they are on that course.

SCOTT LEVINE:  Great.  And one last one, if I may, you know, in the past, you guys have talked about leverage being comfortable in the 30 percent debt to cap range or so, and Washington Group deal will take you, I think, it was 37 percent pro forma when you announced it.  Will there be any change to the way we think about leverage of the balance sheet?  You know, pro forma for the deal once it goes through, does the addition of construction work kind of impact your thinking on that, or how should we think about that going forward?

TOM HICKS:  No.  I think when we put the deal together, we considered the impact of adding a different business mix, if you will, to our portfolio.  So the structure that we’ve disclosed to you in the past and in the preliminary proxy is how we propose to go forward.

I would point out that cash flow continues to be a strong focus of ours, and we’ve paid down debt, again, this quarter, and continue to generate strong cash flows this year.  So, from our perspective, the model that we put together for financing here still holds up and there’s nothing that we see that would cause us to change that dramatically.

SCOTT LEVINE:  Thanks, guys.  Nice quarter.

TOM HICKS:  Thank you.

OPERATOR:  Thank you.  Your next question is coming from Steven Fisher from UBS.

STEVEN FISHER, UBS:  Good morning.  I think you mentioned the backlog growth was driven, in part, by a large DOD contract.  And with that in mind, like I say, outside of the Washington Group acquisition for now, are there other big projects out there or maybe a sufficient volume of work that could sustain that growth rate?  Or might you actually see deceleration to a slower but still healthy rate?

TOM HICKS:  Well, as you know, our business, the two different divisions, the EG&G Division, and the URS Division have very different operating characteristics and contract structures.  EG&G has very large, lumpy contracts.  And when we go through a long period of no renewals or activity in their business, their backlog tends to be flat or decline.  And then we will frequently get something like happened in the recent quarter, in which a multi year contract gets awarded and so you see a big jump in that.  So that’s that side of the business.

The other side of the business continues to grow at a much steadier pace in the sense that it’s not as lumpy.  So we do have several large awards out there that we’re waiting on.  Some are re-competes of our current business, and others are new business, but we’re very optimistic.  The pipeline of activity in bidding new work and bidding re-competes is robust right now.  And so I think to answer your question, we continue to see the opportunity to grow our backlog significantly and it supports the outlook that we gave you by sector earlier in the call.

STEVEN FISHER:  Great, thanks a lot.

OPERATOR:  Thank you. Once again, if you do have a question, please press star one at this time.  Your next question is coming from Chris Gutek from Morgan Stanley.

CHRIS GUTEK, MORGAN STANLEY:  Thanks, good morning.

TOM HICKS:  Hi, Chris.

CHRIS GUTEK:  Just two questions, Martin, in your prepared comments, you talked a bit about the merger process.  Obviously you can’t start the actual integration until the deal closes, but I assume you can do some of the planning before the deal closes.  And I am curious how much integration planning has been done, how much you expect to do over the next couple of months, before the deal closes, such that when it does, the integration goes smoothly without problems.

MARTIN KOFFEL:  You know, this will be the fifth large acquisition, as you know, I mean we’ve done.  Three of the four – two of the four doubled us.  One of the previous four, more than doubled us.  And the last one was EG&G which increased us 50 or 60 percent.  And I think we’ve developed some good planning skills, and got all of the people who worked on those disciplines still with us.  And without getting too far ahead of ourselves, I can say with confidence that there’s been a great deal of planning done.  And there are obviously some areas we, you know, in terms of close, we’re not free to engage on with the Washington Group.  But in the areas where we’re able to discuss we’ve talked about appropriate things, and done a lot of work internally.  So it will move forward pretty smartly once it’s announced.  I mean this does get to – we bring a couple of skills to acquisitions and their integrations.  We’re very good about servicing debt as you’ve seen over and over again.

You know, we’ve paid off close to $1 billion since the acquisition of EG&G in 2002, so obviously one aspect of the planning is putting in place the disciplines to de-leverage as rapidly as we can.  The other is, you know, the cost savings that come out of these things, which we’ve discussed publicly and in our filings and plans are in place for that.  And then the others, just how do you execute the business?  How do you face the market, which is the real issue?  That’s what the clients want to hear about.

And then how do you motivate your employees and carry that message forward to them, and build this sort of wonderful team of some 55,000 people.  And we’ve, I think it’s fair to say, shown good strengths in the past in communicating goals, and dealing with the merging of the cultures so that you retain the strength of both and you have the culture of a merger even though it’s an acquisition.  So a great deal of that is being done.  I mean you’re asking me about my favorite subject, and something I spend a lot of my time on, so I’m pretty confident in how that will roll out and the fact that it will roll out pretty smartly.

CHRIS GUTEK:  OK.  Great.  Thanks.  And then, Tom, sorry about beating a dead horse here on the margin issue, but just to put a little finer point on it, if you were to strip out the pass-throughs, and if you could also try and put aside the mix shift effect, and look sort of service line by service line, is it possible to actually quantify the operating margin improvement you are seeing, first from better pricing and second from operating leverage, given the peak of cycle growth rates?

TOM HICKS:  We do, as you might imagine, we do look at that very closely to monitor how we’re doing in – at the margin line and look at it from a bunch of different perspectives, so yes, you can do that.  And let me just say that – repeat what I said earlier, which is, if you pull out the pass-through business, and look at just our labor based sales, revenues, and then look at the multiplier we’re getting on $1 of labor, that multiplier has increased every quarter for the last two or three quarters.  And we’re continuing to see an increase there.  Now it’s modest, and it’s not something that’s going to go up 10 percent a quarter or something like that.  But it does go up a few basis points over time.

So we are very pleased to see that happening.  And the reports we get from people out renegotiating contracts and signing new work is that we’re able to – we’ve been able to sustain that trend.  That’s about probably all I can say at this point.

CHRIS GUTEK:  What about the leverage issue?  I think at both the corporate level as well as the field office level, where there’s relatively fixed costs, there should be leverage given the healthy growth rates the overall company is seeing.  Is that possible to quantify what kind of margin improvement from the leverage?

TOM HICKS:  I think it’s a little – the answer to your question, first of all, or confirm your comment is yes, there is some operating leverage in this industry in our business model, and it comes from maintaining relatively fixed indirect expenses related to management and services that we provide to our people out in the field working.

I’d hesitate to quantify that, just because there are a lot of moving parts there.  But there is operating leverage, it’s not as dramatic as a manufacturing business model, for example, but because we do have some costs that go up as we grow at the G&A line, but most of them do not.  So there is some growth in our margins coming from that, our net margins, if you will.

So, the answer is yes, we do have some operating leverage, quantifying it, I think is a little difficult.

CHRIS GUTEK:  Understood.  Thanks.

OPERATOR:  Thank you.  Your final question is coming from Richard Rossi from Ferris Baker Watts.

RICHARD ROSSI, FERRIS BAKER WATTS:  Good morning, everybody.  Well you certainly covered most things here.  I was just wondering, through, talking about mix, the big jumps in your revenue guidance for private sector and state and local.  Is that, in part, a function of maybe of creeping of larger contracts coming in and having more of an impact than there has been in the past?

MARTIN KOFFEL:  Yes.  I think the fact is that we’ve become a substantial larger company with over 30,000 people.  I think our reach, particularly domestically, has expanded.  And there’s also an increase in a number of larger projects out there.  There’s a trend to design build, which has us on some of these very large design-build teams doing the engineering.  They are very large projects, previously out of reach to us in our earlier days.

And then, you know, our MSA strategy is working very well.  The round of consolidations and acquisitions amongst our clients, particularly in the energy and power and the mining sector has produced very large corporations a high level of capital investment, and they are finding the very efficiencies and advantages in the MSAs that we proved to them in the first place. And we’re executing well on those contracts, executing very well globally.  The international officers are very tightly tied in on it.  And the quality of our execution is uniform across more than 20 countries.  And we’re increasingly finding that they’re coming back to us and wanting to expand it, as we expand our technical services, the MSAs get larger and larger, and with that comes larger projects.  So yes, and that’s very deliberately so and we’re very pleased about it.

TOM HICKS:  Richard, the other, just to follow up on the infrastructure side which is mainly funded from the state and local budgets.  As you know, you followed the company a long time.  We went through a period of time where spending in that area was flat or down.  And we’re seeing the beginning of what we think is a multi-year cycle of spending in the infrastructure area and that you’re seeing that as a result of our increased guidance in growth rates for the infrastructure.  And we see that continuing for quite some time.

RICHARD ROSSI:  Have you changed in any way, or in any material way, the way you evaluate risk as you look at these contracts and bid them?  When the contractors are smaller, I’m going to suggest that maybe you might have been willing to take a bit more risk because they’re not company sinkers.  But as the contracts get larger, have you found it necessary to be a little bit more conservative in your risk taking?

MARTIN KOFFEL:  Well, you know, we’re averse culturally and in our pricing mix, and everything else, to fixed price, as you know.  I mean it’s fundamentally a cost plus model and culture, as is the Washington Group.  You know, it’s interesting, we’ve said publicly and in our filings that more than 80 percent of the Washington Group’s backlog is in cost plus work and that’s a ratio that’s very comfortable for us.

So we’re probably spending a lot more attention, a lot more time, a lot more management time, a lot more senior management time here in San Francisco looking at large projects and making sure that the exposure is appropriate first and on the pricing.  I mean you can take on certain risks if you price accordingly.  But it’s, you know, I think across the industry in the headquarters of most of the companies, this discussion is going on.  But we have not changed that risk profile.  I mean we very much like the cost plus business model.

TOM HICKS:  You know, one other thing to point out is one of the other benefit of a strong tailwind here of markets that are growing rapidly and the relative shortage of some types of skill sets is that the providers can be a little more aggressive on contract structure and type of contract.  And one of the things that’s helped us is that as we’ve been growing rapidly and as the market has been growing and getting more opportunities are out there, the providers have been able to get better terms and conditions on the contracts, and I think we’ve seen that as well, which has helped moderate risk.  As we expand our service offering, it’s moderated our risk profile, and we’ve been able to keep inline with our risk averse approach to the market.

MARTIN KOFFEL:  I mean, not to hang our laundry out too much, but I mean we obviously do say no to projects, you know, if the risk profile isn’t right or we can’t get the pricing to go with it, we decline it and move on.

RICHARD ROSSI:  That’s always good to hear.  Well thanks very much.

TOM HICKS:  Thank you.

MARTIN KOFFEL:  I think that was the last question.  And, you know, thank you for spending so much time with us.  We’ve really been looking forward to the opportunity to explain the quarter to you as we started to see the results coming together.  We’re very pleased with it.  And we’ll be back to work here and look forward to reporting on the next quarter to you I guess in November.  Thank you for joining us.

OPERATOR:  Thank you.  This concludes today’s conference call.  You may now disconnect and have a wonderful day.

END

Forward-Looking Statements

Statements contained in this  transcript that are not historical facts may constitute forward-looking statements, including statements relating to future revenues and bookings, future business trends, financial forecasts, guidance, prospects and outlooks, future competitive positioning, future regulatory environments, future market demand, future government spending and public and private funding availability and timing, future pricing power, operating leverage and margins, future earnings, future opportunities and our ability to benefit from opportunities, future cost and availability of merger  financing,  future tax rates, future timing of and the satisfaction of conditions to our merger with Washington Group International, potential benefits of the merger, our ability to integrate the operations of Washington Group International, to realize cost savings and  synergies and to pay indebtedness,  future outstanding shares and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “see,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,”  “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The Company believes that its expectations are reasonable and are based on reasonable assumptions.  However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and our partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with Washington Group International; risks that the Company will not be able to  effectively integrate the operations of Washington Group International or to realize the benefits of the merger;  risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with our labor unions; the Company’s ability to protect our intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company's Form 10-Q for the quarter ended June 29, 2007, and in the Company’s preliminary joint proxy statement/prospectus, as amended, filed on July 19, 2007, with the Securities and Exchange Commission (the “SEC”), as well as in other reports filed from time to time with the SEC.  These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made.  The Company assumes no obligation to revise or update any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group International (“Washington Group”) filed a preliminary joint proxy statement/prospectus, as amended,  with the SEC on July 19, 2007, and URS intends to file a registration statement on Form S-4.  Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy statement/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents which URS filed with the SEC by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents which Washington Group filed with the SEC by contacting Washington Group Investor Relations at 866-964-4636.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at URS and Washington Group as described above.